UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

Commission File Number: 001-37345

CUSIP Number: 00739L101

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2015

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

☐ For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Aduro Biotech, Inc.

Full Name of Registrant

N/A

Former Name if Applicable

626 Bancroft Way, 3C

Address of Principal Executive Office (Street and Number)

Berkeley, California 94710

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

Aduro Biotech, Inc. (the “Company”) has delayed the filing of its Quarterly Report on Form 10-Q for the period ended September 30, 2015 pending completion of an ongoing consultation process with the Office of the Chief Accountant of the Securities and Exchange Commission (the “OCA”) pertaining to revenue recognition associated with the Company’s collaboration with Novartis Pharmaceuticals Corporation. The Company expects that it will file its Quarterly Report on Form 10-Q within the timeframe allowed by Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jennifer Lew	510	848-4400
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company’s expects to report in the Quarterly Report on Form 10-Q for the period ended September 30, 2015 (the “Quarterly Report”) the following operating results for the three months ended September 30, 2015:

Revenue. The Company expects that it will report increased revenue, primarily from its collaboration and license agreements, for the three months ended September 30, 2015 compared to the three months ended September 30, 2014.

Operating Expenses. Total operating expenses were $18.7 million for the three months ended September 30, 2015 compared to $7.8 million for three months ended September 30, 2014. The increase in operating expenses was due to clinical development expenses, manufacturing costs of the Company’s clinical product candidates, incremental compensation and related personnel expenses associated with additional headcount, and consulting and outside professional services to support the company’s expanding operations.

Cash, cash equivalents and marketable securities. As of September 30, 2015, the Company had cash, cash equivalents and marketable securities of $448.4 million compared to $119.5 million as of December 31, 2014.

Except for the historical statements contained herein, this notification includes forward-looking statements within the meaning of Section 21E of the Exchange Act, including statements regarding the Company’s anticipated financial results and condition and the estimated timing for the filing of the Company’s Quarterly Report. Actual results could differ materially from these forward-looking statements as a result of certain factors, including, without limitation: the Company’s, or its independent registered public accounting firm’s, inability to complete the work required to file Quarterly Report in the timeframe that is anticipated or due to unanticipated changes being required in its reported operating results; guidance received from the OCA; as well as other risks detailed in the Company’s filings with the Securities and Exchange Commission, including under the heading “Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, filed with the Securities and Exchange Commission on August 11, 2015. The Company disclaims any obligation or undertaking to update or revise any forward-looking statements contained in this notification.

Aduro Biotech, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 17, 2015	By:	/s/ Jennifer Lew
			Name:	Jennifer Lew
			Title:	Senior Vice President of Finance

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).